March 3, 2020

Keith C. Valentine
President and Chief Executive Officer
SeaSpine Holdings Corporation
5770 Armada Drive
Carlsbad, CA 92008

       Re: SeaSpine Holdings Corporation
           Registration Statement on Form S-3
           Filed February 28, 2020
           File No. 333-236802

Dear Mr. Valentine:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael Kagnoff, Esq.